September 14, 2009

VIA COURIER AND EDGAR

Re:                   Information Services Group, Inc. —
Form 10-K for the year ended December 31, 2008

Filed March 16, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 13, 2009

File No. 001-33287

Daniel L. Gordon
Kristi Marrone

Jerard Gibson
Tom Kluck
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3010

100 F Street, N.E.
Washington D.C.  20549

Ladies and Gentlemen:

Information Services Group, Inc. (the “Registrant”) is writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 21, 2009 (the “comment letter”) relating to the Form 10-K for the year ended December 31, 2008 filed on March 16, 2009 and the Definitive Proxy Statement on Schedule 14A filed on April 13, 2009.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 10-K for the fiscal year ended December 31, 2008

Our Strategy, page 7

1.                                      We note your discussion of revenues derived from foreign and domestic sources under this subheading. Please revise your disclosure in future filings to include a detailed breakdown of total revenues by category of activity and geographic market for each of the last three financial years in accordance with Item 101(d) of Regulation S-K.

Information Services Group, Inc.	t: 203 517 3100
Two Stamford Plaza	f: 203 517 3199
281 Tresser Boulevard, Stamford, CT 06901	www.informationsg.com

The Registrant respectfully advises the Staff that the Registrant will include in its future Form 10-K filings a detailed breakdown of revenues by geographic market for the last three years.  The Registrant operates in one segment; fact-based advisory services, primarily in the United States, Western Europe and Asia Pacific.

Proprietary Data and Market Intelligence, page 9

2.                                      We note your disclosure under this subheading and elsewhere in your filing regarding your sophisticated proprietary market gathering database and the risks associated with protecting your intellectual property rights. To the extent material to your business, please disclose your current intellectual property and expand on the importance of your IP to your business in future filings. Refer to Item 101(c)(1)(iv) of Regulation S-K. Please tell us in your response how you plan to comply.

With regard to proprietary data and market intelligence, the Registrant respectfully advises the Staff that such data and information referenced on page 9 of the Form 10-K is collected, analyzed and used to support the Registrant’s advisory services engagements and does not in itself represent a material revenue source.  Where permitted by contract, this data is collected in TPI’s database.  On advisory service assignments, if applicable, the information collected by TPI on previous engagements can be used on an aggregated basis to assist TPI in preparing its analyses and recommendations.  The Registrant expects that in the future TPI’s current databases could be combined with newly acquired advisory research and database assets and companies to create products and services that would eventually result in material revenue sources.  In that event, the Registrant will provide expanded disclosure in its future Form 10-K filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

ISG Overview, page 26

3.                                      We note that your disclosure under this heading appears to be a recitation of changes and other information evident from your financial statements. Please revise the disclosure to focus on the primary drivers and other material factors necessary to an understanding of the company’s cash flows. Please also expand on your strategy with respect to material opportunities, challenges, and risks and uncertainties that may impact the company’s future operating performance. For example, we note that you discuss a trend toward business consolidations and strategic alliances that may impede growth in the sourcing industry on page 17 under the risk factors subheading. As another example, you highlight the effect that client restrictions on the use of its data could potentially have on your ongoing activities on page 19 under the risk factors subheading. Please discuss, in future filings, whether you expect these trends to continue and also the potential impact such trends will have on your business. Please see Release No. 33-8350 (December 29, 2003) and Release No. 33-6835. (May 18, 1989).

The Registrant respectfully advises the Staff that it will provide an expanded discussion with regard to trends, opportunities, challenges, and risks and uncertainties that it believes will materially impact the Registrant’s future operating performance in its future Form 10-K filings.

4.                                      We note your disclosure on page 18 and 41 which indicates that 14% of your 2008 revenue was generated from clients in the automotive industry, including General Motors, GMAC and Chrysler. In addition, we note on page 9 of your Form 10-Q for the quarter ended March 31, 2009 that revenue from General Motors was down 42% from the prior year comparable period. Given the general financial condition of the automotive industry, including the recent bankruptcies of General Motors and Chrysler, please expand your MD&A in future filings to describe these unfavorable trends to the extent that they are reasonably likely to materially impact your revenues and income from continuing operations. Refer to Release No. 33-8350 (December 29, 2003) and Item 303(A)(3)(ii) of Regulation S-K.

The Registrant respectfully advises the Staff that it will provide an expanded discussion with regard to trends, opportunities, challenges, and risks and uncertainties related to the automotive industry that it believes will materially impact the Registrant’s operating performance in its future filings.  It should be noted that in the case of Chrysler, TPI did not generate significant revenues in 2008 and does not expect to generate any revenues during 2009.  In the case of General Motors (GM), TPI’s revenues are derived from a significant number of engagements across numerous functional departments in any given year.  Revenues generated during a given quarter are not necessarily indicative of full year results.  TPI has completed a significant number of advisory engagements with GM in each of the past eleven years and the client’s recent operating performance and bankruptcy filing is not expected to materially change TPI’s expected revenues or income profile.

Exhibits

5.                                      Please file the employment agreements you have entered into with each of your executive officers as exhibits. Please also file as exhibits all material agreements with your clients in the automotive industry or, alternatively, tell us why you believe it is unnecessary to file such agreements.

The Registrant respectfully advises the Staff that the Registrant has not entered into an employment agreement with any executive officer.

The Registrant respectfully advises the Staff that the Registrant enters into service agreements with its clients, including those in the automotive industry, in the ordinary course of business and that such agreements ordinarily accompany the kind of business conducted by the Registrant and its subsidiaries, as such terms are used in Item 601(b)(10) of Regulation S-K. Moreover, the Registrant believes that the Registrant’s business is not substantially dependent upon any one such service agreement, as such term is used in Item 601(b)(10)(ii)(B) of Regulation S-K.  Accordingly, the Registrant believes that its service agreements do not constitute material contracts required to be filed under Item 601(b)(10) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Base Salary, page 16

6.                                      We note that individual base salaries are partially attributable to the broad survey data provided by your consultant and intended to be appropriate in light of the executive’s tenure, role and contribution; however, it is unclear from your current disclosure how the salaries identified in the summary compensation table were derived. Since it appears that the executive’s contribution plays a role in salary determinations, please tell us the specific individual factors involved in awarding such amounts and revise your disclosure in future filings to include such discussion. Refer to Item 402(b)(2)(v) of Regulation S-K. Also, since you appear to benchmark compensation, please note you are required to identify the companies that comprise the benchmark group. See Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should also include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please tell us how you intend to comply.

In the future, in our Compensation Discussion and Analysis (“CD&A”) we will expand our discussion of how individual base salaries were determined, explaining any specific individual factors involved in setting the salary levels of named executive officers (“NEOs”) and how any market data was used in setting such salary levels.

In 2008, we initiated base salaries to three NEOs, who previously had received no compensation from the Registrant.  The CEO continued to receive no salary throughout 2008.  Initiating salaries for these NEOs was part of our overall transition from a start-up company to an operating company.  As stated in the CD&A, the Compensation Committee referred to various data provided by Steven Hall & Partners for background information and took into account other information regarding the individuals.  The data was used for general reference and for perspective on market compensation practices, and not to specifically benchmark NEO salary levels to any percentile or to within a range of percentiles derived from the background data.  As set forth in the Staff’s Compliance and Disclosure Interpretation on Item 402(b)(2)(xiv) of Regulation S-K, this situation is not “benchmarking.”  In future proxy statement filings with the Commission, however, the Registrant will clarify the precise manner in which the Compensation Committee reviews or considers the relevant data in determining the salaries of NEOs.  If the Committee in fact benchmarks elements of compensation, the Registrant will name the companies selected for the peer group, explain how they were selected, and disclose the targeted benchmark range and how an NEO’s compensation fits into that range.

Individual factors considered by the Compensation Committee were primarily (i) the experiences and capabilities of the three NEOs which qualify them to hold comparable positions at significantly larger publicly held companies, (ii) the NEOs’ salaries and total compensation in prior positions, (iii) the current and anticipated future benefit to the Registrant from having such well qualified executives, which enables the Registrant to pursue its business strategy of acquiring, integrating and managing additional businesses under the leadership of an experienced management team that has achieved previous business success, (iv) the absence of any compensation for prior service to the Registrant, and (v) the absence of other elements in the Registrant’s compensation program, such as long-term incentive compensation, retirement benefits, and other standard elements of compensation customarily provided to executive officers in comparable positions at other companies.  In making this determination, the Compensation Committee took into account the fact that the Registrant evaluated each NEO’s overall job performance as highly satisfactory, without rating individual accomplishments.  The Compensation Committee’s decision on salaries represented an exercise of its judgment based on the considerations described above, without specifically weighing separate factors.

Annual Bonus Awards, page 16

7.                                      In future filings, please provide a more detailed analysis of how the compensation committee determined the actual payouts identified in the summary compensation table. For example, we note that that award amounts are based, in part, on the compensation committee’s assessment of the company’s growth and progress. Please disclose the specific metrics of the financial results considered and explain whether each officer achieved the objective. In addition, we note that the committee considered “significant accomplishments” to help determine bonus amounts. Please expand your discussion to explain how the compensation committee used those factors to determine award amounts for each executive and also explain why executives were awarded different amounts. Please provide this disclosure in future filings tell us in your response how you plan to comply.

In future CD&As we will provide a more detailed discussion of the material factors upon which bonus payments to each NEO were based.  To the extent applicable, we will include disclosure of all material financial and other performance objectives (which may include individual objectives) that were utilized as a condition or guideline for determining the bonus payouts, the extent to which such objectives were met, and any other material factors affecting the bonus payment to an indentified NEO.  This is, of course, subject to any limitations on disclosure of confidential information, but we are not now asserting that any objectives affecting bonuses for 2008 were confidential.

For 2008, bonuses were not based on pre-set financial or other objectives, but remained discretionary.  The Compensation Committee took into account a number of considerations in setting the bonuses of each NEO, without applying a formula or giving factors a mathematical weighting.  We agree with the Staff’s comment that the CD&A should explain how the amount of each such individual NEO’s bonus was determined by the Compensation Committee in its exercise of discretion.  Our CD&A indicated that progress in acquiring and integrating TPI and the expansion of that business’s services were significant management team accomplishments.  Similarly, as mentioned in the CD&A, the evaluation of strategic opportunities represented a substantial accomplishment of the NEOs.  The Compensation Committee viewed these as management team accomplishments, but in the future we well explain how individual NEO contributions may have affected the amount of any discretionary bonus awarded to a given NEO.  The Compensation Committee also considered certain financial results in 2008 in setting the bonuses of each NEO, particularly in light of the difficult business conditions that prevailed.  In the future, analysis can be provided as to how revenue and earnings growth represented a positive accomplishment of particular NEOs and the degree to which the bonus payment to that NEO reflected the level of success achieved.

As discussed above, the payment of bonuses to the NEOs for 2008 was a first time event in the development of the Registrant.  The factors mentioned in our response to Comment 6 above in regard to the setting of base salaries—particularly an assessment of fair compensation levels for the services provided by executives who have previously gone uncompensated and the extent to which the program continues to exclude long-term elements, retirement benefits and other compensation items—also influenced the levels of bonus.  Therefore, to the extent these considerations are material with respect to discretionary bonus paid to an individual NEO for 2009, our CD&A will discuss how they factored into the bonus paid to an NEO.

* * * * * * *

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call Frank Martell (203) 517-3104 or Earl Doppelt at (203) 517-3103 if you wish to discuss the Registrant’s responses to the comment letter.

Very truly yours,

/s/ Frank Martell
Frank Martell
Executive Vice President & Chief Financial Officer